UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

SHUTTERFLY, INC.
(Name of Registrant as Specified in Its Charter)

MARATHON PARTNERS L.P.
MARATHON FOCUS FUND L.P.
MARATHON PARTNERS 4x6 FUND, L.P.
CIBELLI RESEARCH & MANAGEMENT, LLC
MARATHON PARTNERS EQUITY MANAGEMENT, LLC
MARIO D. CIBELLI
MARWAN FAWAZ
THOMAS D. HUGHES

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 18, 2015

MARATHON PARTNERS L.P.

___________________, 2015

Dear Fellow Shutterfly Stockholder:

Marathon Partners L.P. and the other participants in this solicitation (collectively, “Marathon Partners” or “we”) are the beneficial owners of an aggregate of 2,035,095 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Shutterfly, Inc., a Delaware corporation (“Shutterfly” or the “Company”), including 155,000 shares of Common Stock underlying certain call options, making us one of the Company’s largest stockholders.  We have nominated a slate of three (3) highly qualified director candidates for election at Shutterfly’s upcoming 2015 annual meeting of stockholders (the “Annual Meeting”).  We did so because we believe Shutterfly’s board of directors (the “Board”) must be reconstituted in order to ensure that the Company is being run in a manner consistent with your best interests. The individuals we have nominated are highly qualified, capable and ready to serve stockholders to help Shutterfly address the challenges and opportunities ahead and evaluate open-mindedly all alternative strategies to make Shutterfly a stronger, more profitable, and ultimately more valuable company.

Our interests are fully aligned with the interests of all Shutterfly stockholders. We believe there is significant value to be realized at Shutterfly.  However, in order to realize this potential, we believe that the Board needs to be reconstituted with directors who have the experience, the independence, and the stockholder-oriented mindset to oversee and implement the changes necessary to drive substantial value.  We have strong views regarding the future direction of Shutterfly and how to create substantial value for stockholders, which we have clearly articulated to the Company in numerous conversations with representatives of Shutterfly and in both private and public letters to the Company.  In fact, over the past two years, we have tried to engage constructively with members of the management team and Board to discuss our views and concerns regarding the direction of the Company as well as opportunities to create value for Shutterfly stockholders.

We have made it clear to the Board and management that we have become increasingly frustrated with the Company’s:

•	executive compensation plan;
•	operating performance;
•	capital allocation and M&A strategy; and
•	handling of the Company’s 2014 strategic review process.

To that end, we have made every effort to work constructively with the Company to reconstitute the Board with a group of highly qualified director candidates.   However, there has been no meaningful progress in our discussions to date.  We are therefore seeking your support at the Annual Meeting to elect three (3) highly qualified director candidates who are committed to reexamining the Company’s current strategy and focusing on specific opportunities to enhance value for stockholders.  We recognize that Shutterfly’s Chief Executive Officer and President, Jeffrey T. Housenbold, is among the three (3) directors up for election at the Annual Meeting and understand the significance of voting a company’s chief executive off of its board of directors.  However, we believe Mr. Housenbold’s influence over the Board has proven destructive for stockholders as his compensation has increased despite the Company's poor performance and is chief among the reasons for the serious issues now facing the Company, including its poorly aligned executive compensation and questionable handling of the 2014 sale process.

The Company has a classified Board, which is currently divided into three (3) classes.  The terms of three (3) Class III directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three (3) nominees in opposition to three (3) of the Company’s director nominees for the class with terms ending in 2018.  Your vote to elect our nominees will have the legal effect of replacing three (3) incumbent directors with our nominees.  If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about __________, 2015.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Mario D. Cibelli

Mario D. Cibelli
Marathon Partners L.P.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Marathon Partners’ proxy materials, please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: (877) 285-5990
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 18, 2015

2015 ANNUAL MEETING OF STOCKHOLDERS
OF
SHUTTERFLY, INC.
_________________________

PROXY STATEMENT
OF
MARATHON PARTNERS L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Marathon Partners L.P. (“Partners LP”), Marathon Focus Fund L.P. (“Focus Fund”), Marathon Partners 4x6 Fund, L.P. (“4x6 Fund”), Cibelli Research & Management, LLC (“Cibelli Research”), Marathon Partners Equity Management, LLC (“Marathon Partners Management”), and Mario D. Cibelli (collectively, “Marathon Partners” or “we”) are significant stockholders of Shutterfly, Inc., a Delaware corporation (“Shutterfly” or the “Company”), beneficially owning approximately 5.4% of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company.  We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders, the true owners of Shutterfly, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held at Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065 on June 12, 2015 at 11:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Marathon Partners’ director nominees, Mario D. Cibelli, Marwan Fawaz and Thomas D. Hughes (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors to serve until the 2018 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.	To approve the amendment of Shutterfly’s 2006 Equity Incentive Plan;

3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers;

4.	To ratify the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and

5.	To conduct any other business that properly comes before the Annual Meeting.

This proxy statement (the “Proxy Statement”) is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  See “Voting and Proxy Procedures” on page [__] for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

As of the date hereof, the members of Marathon Partners and the Nominees collectively beneficially own 2,035,095 shares of Common Stock, including 155,000 shares of Common Stock underlying certain call options (the “Marathon Partners Group Shares”).  We intend to vote the Marathon Partners Group Shares FOR the election of the Nominees, AGAINST approval of the amendment to the Company’s 2006 Equity Incentive Plan, AGAINST the advisory vote to approve the Company’s executive compensation, and FOR the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015, as described herein.

The Company has set the close of business on April 24, 2015 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 2800 Bridge Parkway, Redwood City, California 94065.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 37,923,739 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY MARATHON PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH MARATHON PARTNERS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

MARATHON PARTNERS URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

http://www.myproxyonline.com/Shutterfly

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Marathon Partners urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Marathon Partners, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (877) 285-5990 E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation.

•	In August of 2008, representatives of Marathon Partners met with Shutterfly’s then Chief Financial Officer, Mark Rubash, at Shutterfly’s headquarters to discuss the Company.

•	In September of 2008, representatives of Marathon Partners met with Shutterfly’s Chief Executive Officer, Jeffrey Housenbold, at Shutterfly’s headquarters to further discuss the Company.

•
From 2009 through 2013, representatives of Marathon Partners met with members of the Company’s senior management team several times throughout each year to discuss business fundamentals as well as Marathon Partners’ views regarding the direction of the Company and opportunities to create value for Shutterfly stockholders.

•	On May 28, 2013, Marathon Partners delivered a letter to the Company discussing Marathon Partners’ expectations and suggested areas for improvement on executive compensation and incentives.

•
On May 13, 2014, representatives of Marathon Partners met with members of the Company’s senior management team at Shutterfly’s headquarters to discuss the Company’s executive compensation program and incentives.  During the meeting, efforts to discuss changes to the Company’s compensation plan were rebuffed by Shutterfly’s management team.

•	On September 25, 2014, Marathon Partners delivered a letter to the Company discussing a potential transaction for the Company.

•	On November 4, 2014, Marathon Partners delivered a letter to the Company outlining capital allocation strategies for the Company after Shutterfly’s evaluation process ended without a sale.

•
On November 24, 2014, representatives of Marathon Partners engaged in telephonic discussions with Shutterfly Chairman Philip A. Marineau and CEO Jeffrey Housenbold, pursuant to which they discussed areas of concern at Shutterfly, including executive compensation, operating results and capital allocation.

•	On January 13, 2015, Marathon Partners delivered a letter to the Company recommending strategies on executive compensation, operating results and capital allocation.

•	On February 26, 2015, Partners LP delivered a letter to the Company’s Secretary, nominating Mario D. Cibelli, Marwan Fawaz and Thomas D. Hughes, for election to the Board at the Annual Meeting.

•
Also on February 26, 2015, Marathon Partners delivered a letter to Chairman Philip Marineau and the Board, highlighting its concerns with Shutterfly’s executive compensation plan, capital allocation and M&A strategy, as well as various aspects of its operating performance.  In the letter, Marathon Partners expressed its strong belief that the Board needs to be immediately reconstituted with directors that have the experience, qualifications and stockholder-oriented mindset to address these concerns as well as oversee and implement the changes necessary to unlock and drive substantial value at the Company.

•	Since late March, Marathon Partners and Shutterfly have been engaged in ongoing discussions regarding, among other things, Board composition and the Company’s executive compensation program.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO SHUTTERFLY’S BOARD IS NEEDED NOW

We are soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance stockholder value at Shutterfly. We believe that the Board needs to be reconstituted with directors that have the experience, the independence, and the stockholder-oriented mindset to oversee and implement the changes necessary to drive substantial value.

As one of Shutterfly’s largest stockholders, our interests are directly aligned with the interests of all stockholders.  We have been active and supportive stockholders of Shutterfly for almost seven years.  We believe our knowledge of the business and experience in dealing with Shutterfly’s management team has given us a solid foundation for analyzing both the Company’s risks and value-enhancing opportunities.  We are disappointed by the Board’s failure to adequately address the issues we have identified and now believe a greater sense of urgency for creating stockholder value is required at the Board level to best position the Company and its owners for long-term success.

We believe Shutterfly shares are deeply undervalued and that the current Board has not taken the necessary steps to adequately address the following serious issues facing the Company:

•	We are concerned with Shutterfly's prolonged stock price underperformance;

•	We are concerned that management and the Board may lack the commitment to improve operating results after two years of margin erosion and aggressive acquisition activity;

•	We believe the Company’s current and proposed executive compensation program has created a misalignment of interests between senior management and Shutterfly stockholders;

•	We believe the members of the Board lack a substantial vested interest in Shutterfly; and

•	We believe the Company needs to be more aggressive in exploring certain value enhancing activities, including stock repurchases and other strategic alternatives.

We Are Concerned with the Company’s Prolonged Stock Price Underperformance

We believe stockholders should be seriously concerned with the Company’s stock price underperformance.  As displayed in the chart below, Shutterfly has significantly underperformed peers over the past four years.

	Share Price Performance (1)
	1 Year	2 Year	3 Year	4 Year
Russel 2000 Index	5%	45%	69%	62%
Nasdaq Composite Index	15%	60%	89%	87%

Compensation Peer Group (2)	9%	72%	96%	111%
Shutterfly, Inc.	-18%	40%	83%	20%

Underperformance vs. Russell 2000	-23%	-6%	14%	-42%
Underperformance vs. Nasdaq	-33%	-21%	-6%	-68%
Underperformance vs Compensation Peer Group	-27%	-33%	-12%	-92%

Source:Bloomberg - Nasdaq and Russell 2000 total returns include dividends reinvested back into respective indices
Source Bloomberg - Compensation Peer Group is an equal weighted portfolio with dividends reinvested back into individual securities
(1) Total Return as of 12/31/2014. Compensation Peer Group based on Company selected peer group from Preliminary Proxy filed 4/30/2015
(2) Comprised of the 17 publicly-traded technology companies used by the Company in its 2015 proxy statement

Despite this unacceptable performance, the Board, in our view, has not taken sufficient action to improve performance or hold management accountable. We believe this clearly displays a misalignment of interests between the Board and its stockholders.

We Are Concerned with the Company’s Poor Operating Performance

We are concerned that management and the Board may lack the commitment to improve operating results after two years of margin erosion and aggressive acquisition activity at Shutterfly.

Year	EBIDTA Margins	Operating Margins
2012	20%	6%
2013	19%	3%
2014	18%	1%

In fact, Shutterfly stockholders have endured a multi-year investment period with expenses and capital expenditures outpacing revenues coupled with an elevated level of M&A activity of yet unknown value. As displayed in the chart below, expenses have significantly outpaced revenue over the past two years.

Yr./Yr. Growth	2013	2014	'12 -'14 CAGR
Total Revenue	22.3%	17.6%	19.9%
Total Operating Expenses	28.5%	18.0%	23.1%
Total Stock Based Compensation	43.4%	15.4%	28.6%
Total Capital Expenditures	47.6%	17.7%	31.8%

Perhaps even more concerning is the fact that during this time, management has continued to be handsomely compensated despite Shutterfly’s disappointing results and stock price underperformance.

We are Concerned with the Company’s Executive Compensation Practices and the Board’s Apparent Unwillingness to Follow Through on its Own Written Assurances to Reduce Executive Compensation

We believe management’s ability to properly evaluate and address the serious challenges facing the Company is compromised by the misalignment between executive compensation and the Company’s performance.  We have serious concerns with various aspects of Shutterfly’s executive compensation due to its inability to strongly align stockholder and management interests, including:

•
excessive awards based upon revenue and earnings before interest taxes depreciation and amortization (“EBITDA”) growth as opposed to metrics that we believe better align management’s incentives with the creation of stockholder value, such as free cash flow per share, adjusted earnings per share and GAAP earnings per share (“GAAP EPS”);

•	lack of incentives encouraging long-term stock ownership by executives; and

•	lack of accountability for the results of acquisitions and investments.

We believe the majority of Shutterfly stockholders share our serious concerns with Shutterfly’s executive compensation as evidenced by the dramatic decrease in the stockholder approval rate of the Company’s ‘say on pay’ proposal.  In fact, Shutterfly’s rate of approval has deteriorated from approximately 98% of the votes cast in favor of the ‘say on pay’ proposal at its 2011 annual meeting of stockholders to just over 50% of the votes cast at its 2014 annual meeting of stockholders, as displayed in the chart below.

Year	% of shares voted FOR ‘Say on Pay’
2011	97.7%
2012	63.6%
2013	54.6%
2014	50.1%

Importantly, the two leading independent proxy voting advisory firms, Institutional Stockholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), share our serious concerns with the Company’s executive compensation.  ISS has not only recommended a vote “AGAINST” the Company’s say-on-pay proposal in each of the last three years but assigned Shutterfly a Governance QuickScore of 10 in the “Compensation” category in its 2014 report, indicating the highest level of concern.  Similarly, Glass Lewis assigned Shutterfly an “F” pay-for-performance grade in its 2014 report, noting that “overall, the Company paid more than its peers, but performed moderately worse than its peers.”  Glass Lewis also assigned Shutterfly a “D” grade and recommended that stockholders vote “AGAINST” the Company’s say-on-pay proposal in its 2013 report.

Consistent with the concerns raised by ISS and Glass Lewis, we are troubled by the fact that Mr. Housenbold’s compensation has significantly exceeded Shutterfly’s proxy peer group over the past three years, despite the Company’s poor performance.

	2012		2013		2014
Peer Group Median Compensation	$6,101		$6,576		$4,572
SFLY CEO Compensation	$13,302		$13,187		$16,185
SFLY Multiple of Median Compensation	2.2	x	2.0	x	3.5	x
Note: $ in Thousands

Furthermore, we are seriously concerned with Shutterfly’s total stock-based compensation relative to peers, which we find excessive.  In fact, we believe Shutterfly’s over reliance on stock-based compensation is a real cost to stockholders and should be addressed in a manner that recognizes this fact. Shutterfly’s total stock-based compensation over EBITDA well exceeds that of its proxy peer group, as evidenced by the following chart:

	2012		2013		2014
Peer Group Median SBC / EBITDA	18%		20%		15%
SFLY SBC / EBITDA	29%		36%		37%
SFLY Multiple of Median SBC / EBITDA	1.6	x	1.8	x	2.5	x

As discussed above, both ISS and Glass Lewis share our serious concerns regarding the Company’s failure to adequately link executive pay with performance.  ISS indicated that there is a “high concern with respect to CEO pay and company performance relative to ISS' derived peer group of companies within similar sector and size range,” noting that “CEO pay has significantly outranked Shutterfly’s performance on a three-year basis, relative to peers.”  Glass Lewis likewise believes Shutterfly has been “deficient” in linking executive pay to performance stating that “the CEO was paid more than the median CEO compensation of these peer companies.”  While we support appropriately compensating executives who drive and actually achieve improved performance, in instances where value is not enhanced or even destroyed, compensation should be adjusted accordingly.

We do not believe the Company has properly aligned executive pay with performance and that this is largely due to a number of troubling aspects of the Company’s compensation program. We are very  concerned that Shutterfly’s compensation program permits excessive awards based upon simple revenue and EBITDA growth rates as opposed to metrics that we believe more directly align management incentives with stockholder value enhancement, such as free cash flow per share, adjusted earnings per shares and GAAP EPS. We note, for example, that Shutterfly’s incentive metrics do not include any deduction for stock-based compensation expenses and are gross metrics that lack a per share component. We believe this fosters a culture that does not properly recognize that stock options and RSUs are real expenses to stockholders.  Despite the Company’s belief that “net revenues and adjusted EBITDA are the best measures of [its] annual financial performance, as they are two of the key valuation measures monitored by [its] stockholders” as stated in its 2014 proxy statement (the “2014 Proxy Statement”), we believe stockholders should be concerned that Shutterfly’s current compensation program fails to include metrics that are widely recognized as more direct drivers of  increased stockholder value such as free cash flow per share, adjusted earnings per share and GAAP EPS.

Shutterfly’s heavy reliance on stock-based compensation for employees and its long-standing incentive compensation plans that focus on metrics that are above stock-based expense is a primary reason, we believe, for the significant growth in the number of shares outstanding over time despite significant share repurchases. We further believe growth in shares outstanding is a real cost to stockholders as it dilutes their interests in Shutterfly’s business. While we recognize that reasonable levels of stock-based compensation can serve as a strong motivator for employees, Shutterfly’s stock-based compensation expense as a percentage of EBITDA is significantly higher than its peer group, as we have demonstrated above.

The fact that the Company maintains an incentive compensation program that does not recognize stock-based compensation as an expense and serves to excessively dilute its stockholders gives us little comfort that stockholders’ interests are aligned with those of management and the Board. We are also very concerned that Shutterfly’s executive compensation program fails to encourage long-term stock ownership by executives.  As displayed in the chart below, CEO Jeffrey Housenbold has engaged in numerous sales of Shutterfly stock over the past five years, which causes us to seriously question his level of confidence in the Company. We believe Mr. Housenbold’s strong desire to turn his stock-based grants into cash creates a misalignment with the interests of Shutterfly stockholders.

	2010	2011	2012	2013	2014	2015 YTD	Total
Housenbold Sales ($ in Millions)	$9.8	$38.2	$0.0	$44.5	$6.0	$6.3	$104.8
Housenbold Purchases ($ in Millions)	$0.0	$0.4	$1.3	$0.0	$0.0	$0.0	$1.7

Equally as concerning is the fact that Mr. Housenbold has actually sold shares of Common Stock at prices lower than the Company has paid to repurchase such shares in specific quarters. In the first quarter of 2014, for example, the Company repurchased 665,035 shares of its outstanding Common Stock at an average price of $52.04, while Mr. Housenbold sold 88,888 shares at an average price of $48.01.

Date	Shares Sold	Price	Value
3/24/2014	21,143	$44.20	$934,432
3/24/2014	18,836	$44.91	$845,955
2/24/2014	37,581	$50.69	$1,904,902
2/24/2014	11,328	$51.38	$582,054
Total	88,888	$48.01	4,267,343

Perhaps even more concerning is the Company’s recent out-of-cycle grant of approximately $7 million of restricted stock units (RSUs) to Mr. Housenbold on November 20, 2014 (the “RSUs Grant”).  Not only did the Board approve the RSUs Grant at a time when the Board was well aware of significant stockholder concerns regarding executive compensation, and immediately after receiving several bids from outside parties that did not result in the successful sale of the Company, but it did so just prior to the critical holiday selling season.  We believe the RSUs Grant was excessive by any standard, and that the Board’s decision to approve such a grant cannot be the product of rational corporate decision-making that is in the best interests of the Company or its stockholders.

In fact, we have extreme difficulty understanding the circumstances that would cause the Board to support and approve this excessive and unusually-timed grant of RSUs, particularly in light of the Company’s dedication to improving its compensation practices due to legitimate and serious stockholder concerns as disclosed in the 2014 Proxy Statement:

“We actively engaged with each of our top 20 institutional stockholders, representing over 87% of the outstanding shares of our common stock, to discuss the 2013 Say-on-Pay vote and identify their concerns and potential areas for improving our executive compensation program. We also carefully reviewed the reports issued by Institutional Stockholder Services (ISS) and Glass-Lewis & Co. on our executive compensation policies and practices and considered various actions to respond to their concerns. The Compensation Committee, in addition to its regular meetings in July and October 2013, held two special meetings in September 2013 to specifically consider the collective stockholder input from these efforts.”

Stockholder Concern	Response Reflected in 2014 Compensation Decisions
Size of overall CEO target compensation package
Significantly reduced the overall target compensation of our CEO for 2014 (-31% vs. 2013), driven mostly by a reduction in target long-term incentive compensation, minimally offset by an increase in base salary to align with the compensation peer group median.

Source: The 2014 Proxy Statement.

The 2014 Proxy Statement further stated that Shutterfly had “significantly reduced” both the CEO’s overall target compensation as well as its long-term incentive award for 2014.  Despite stockholder concerns with executive compensation and the Company’s publicly stated intention to address them in 2014, Shutterfly approved the RSUs Grant with little explanation to stockholders and in complete contradiction to its stated intentions in the 2014 Proxy Statement.  Accordingly, we believe that senior management and members of the Board may have acted, and may continue to be taking certain actions, in a manner that is not in the best interests of the Company and its stockholders despite their assurances to the contrary.

Importantly, Mr. Housenbold’s compensation increased from $13,186,740 in 2013 to $16,184,835 in 2014, representing an increase of approximately 23%, despite assurances from the Board in Shutterfly’s 2014 proxy statement that his total compensation for 2014 was targeted to decline by 31%.  We find the Board’s willingness to disregard its own written assurances on important stockholder topics deeply troubling.

In addition, we believe the compensation changes identified by the Company in the 2014 Proxy Statement fall short of addressing the serious deficiencies in its executive compensation program. ISS agreed noting in its 2014 report that such changes “do not effectively mitigate ongoing concerns.”

It is our strong belief that a properly structured compensation program should motivate executives to drive corporate performance, thereby aligning executive and long-term stockholder interests.  We believe it is time for Shutterfly stockholders to reap the rewards of their investments through properly structured management incentives.

Accordingly, we believe a portion of the RSUs granted to Shutterfly executives should be earned over multiple years based on incentives that are more aligned with metrics that directly drive stockholder value.  Free cash flow, adjusted earnings and GAAP earnings, all on a per share basis, should be emphasized over simple growth in revenues and EBITDA.  In our view, long-term executive compensation incentives would ideally be based on a form of earnings per share combined with a return on equity measurement that would incentivize management to grow earnings over time and achieve better returns on existing assets and investments. Unlike Shutterfly’s current compensation structure, which we believe has enabled management to achieve the targeted results and be well compensated even while the Company's stock price has underperformed peers and equity indicies during the past four (4) years, we believe our plan would appropriately motivate executives to drive company performance by using metrics that more directly increase stockholder value.

We think it is time for the Board to be held accountable for not better protecting the interests of Shutterfly stockholders.  Further, we believe that the Company’s poor executive compensation practices have contributed to a management and Board culture that seem indifferent to poor financial and operational results.

We are Also Concerned with the Company’s Recently Announced Compensation Program

Shutterfly filed its preliminary proxy statement in connection with the Annual Meeting (the “2015 Proxy Statement”) purporting to once again address important stockholder concerns. Given the promises in the 2014 Proxy Statement to lower Mr. Housenbold’s target compensation and the subsequent disclosure that his compensation was in fact raised, we believe stockholders should look skeptically upon the 2015 Proxy Statement, including assurances that Mr. Housenbold’s 2016 compensation will be reduced from levels that have prevailed over the past few years.

Further, the Company outlined a plan to base a large portion of Mr. Housenbold’s compensation on a “free cash flow” per share calculation. We understand the Company intends to define its “free cash flow” calculation as earnings before interest taxes depreciation and amortization or EBITDA less capital expenditures. We are extremely concerned with the type of behavior that such a definition may encourage.  Shutterfly has been very acquisitive over the last five years, making over $500 million in acquisitions. By excluding interest costs from its calculation of “free cash flow”, management will be incentivized to make acquisitions in order to reach target levels for performance compensation. Management could choose, for example, to borrow funds to make an acquisition that could significantly increase “free cash flow”.  This is true because interest costs are not deducted from the calculation and therefore the cost of debt is not recognized.  In theory, we believe management could even destroy shareholder value by using borrowed funds to overpay for an acquisition that positively contributed to its definition of “free cash flow”.  Shutterfly’s plan, as we currently understand it, actually encourages the kind of behavior that our Nominees would seek to discourage as Board members, if elected.  We believe there is no logical reason to exclude interest and other real costs from Shutterfly’s “free cash flow” definition, and we are troubled that the Board would even consider this metric to motivate the management team.

In addition, we note that the Company has indicated minimum levels of target growth that would be required to earn the incentive compensation in its 2016 plan, which is purported to be at least 15% above that which occurs in 2015. While we recognize that these are stated minimum levels, we are deeply concerned that the proposed target is so low that the Board will choose levels that are easily attainable.  Further, management has publicly stated that it continues to expect organic growth in the business and that capital expenditures will be reduced to 7%-8% of revenues.  We believe the combination of these two expectations will lead to a very rapid expansion of Shutterfly’s definition of “free cash flow” even under very low revenue growth scenarios.  Furthermore, we believe the Company’s likely stock repurchases will make hurdles that are at, or even significantly above the levels disclosed in the 2015 Proxy Statement easily achievable and therefore not a strong motivator for Shutterfly management.  Moreover, the Board’s past behavior gives us little comfort that it has chosen performance metrics that properly align management and stockholder interests.

We also note that a large portion of the 2016 plan is based on stockholder returns over a three year performance period relative to an “appropriate broad index.”  Consistent with setting easy targets for management, the stock price performance only needs to be in the 60th percentile of an unknown index to achieve 100% of the payout.  If the stock price performance is in the 30th percentile, management still receives 50% of the payout. These low return hurdles follow an extended period where shares of Shutterfly have underperformed.

It should also be noted that the 2015 Proxy Statement takes great care in asking that Shutterfly stockholders view Mr. Housenbold’s November 2014 grant as part of his 2015 compensation. While we view this as an illogical notion, under this scenario, Mr. Housenbold’s compensation for 2014 would have declined as the Board had indicated in the 2014 Proxy Statement.  Of course then it would only be fair to add the November 2014 grant to his existing 2015 grants. Under the same scenario, Mr. Housenbold’s 2015 compensation would dramatically increase over his 2014 compensation, essentially negating the Board’s promise to lower his total compensation in the 2014 Proxy Statement.  Under either scenario, however, the result is the same - the Board did not ultimately succeed in lowering his compensation as stated. We are therefore very hesitant to rely on any promises the Board makes concerning Shutterfly’s 2016 compensation plans.

We Are Concerned with the Company’s Poor Corporate Governance

We are also concerned with the Company’s poor corporate governance that we believe severely limits the ability of stockholders to seek effective change at Shutterfly.

The Board is classified into three separate classes, meaning its directors are only subject to re-election by stockholders once every three years.  We believe the ability of stockholders to select directors each year is an important check on the performance of the Board and is critical in allowing stockholder input on the direction and state of the Company and the best group of individuals to oversee their investment.  To the contrary, the Board’s current classified structure, in our view, impedes stockholders’ ability to regularly and effectively evaluate the performance of their directors and insulates and entrenches the incumbents despite their apparent lapses in oversight.

Furthermore, stockholders are prohibited from calling special meetings and cannot act by written consent, which likewise serves to disenfranchise stockholders.  We believe that the Board should not be able to utilize Shutterfly’s corporate machinery to insulate itself and prevent change that would benefit all stockholders.

ISS shares our serious concerns, assigning Shutterfly a Governance QuickScore of 9, the second highest risk rating possible reserved for companies that maintain problematic stockholder unfriendly corporate governance practices.  We believe the Board’s ineffectiveness at tackling the real stockholder concerns at Shutterfly is in large part a function of a troubling misalignment of interests between the directors and Shutterfly stockholders.

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

We believe the Board’s collective lack of a substantial vested interest in shares of Shutterfly may compromise the Board’s ability to properly evaluate and address the opportunities to enhance stockholder value at the Company with the best interests of stockholders in mind. Based upon our review of the Company’s public filings, the entire Board collectively owns approximately 1.3% of the Company’s outstanding shares of Common Stock, which includes shares underlying certain options and RSUs granted to such directors in their capacities as directors of the Company.  Accordingly, there is no significant stockholder representation on the Board.  We believe the stockholders, as the true owners of the Company, need to have a strong voice at the Board level.  Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact stockholder value.

Marathon Partners, on the other hand, owns approximately 5.4% of the Company’s outstanding shares of Common Stock.  It seems apparent to us that with so little “skin in the game” and not enough confidence in the Company to engage in meaningful stock purchases, the Board does not have the same commitment to stockholder value as we do.  We believe a culture focused on long-term value creation and stockholder accountability requires placing stockholder representatives on the Board who have a significant financial commitment to the Company along with relevant experience.  This requirement ensures the proper alignment of interests between the Board and stockholders.

We Believe Substantial Opportunities Exist at Shutterfly to Create Value for Stockholders

In addition to our recommendations discussed above, we believe the Company should focus on existing opportunities and pursue a strategy that seeks organic growth, margin expansion and a decrease in capital intensity over the next few years.  Our desire for Shutterfly to pursue additional acquisitions has declined, especially as the Company’s equity remains significantly undervalued.  We believe Shutterfly has numerous acquisitions to fully digest and upcoming platform migrations and internal start-ups to monitor.  In addition, we believe the Company needs to continue to focus on its Tiny Prints brand so that its large investment of capital in that transaction is preserved.

Accordingly, we believe Shutterfly should avoid dilutive deals, particularly international acquisitions, which would entail additional risks and complexities, until Shutterfly management demonstrates that it is capable of earning returns on past investments and acquisitions.  We also believe smaller transactions would likely serve as a distraction from the larger internal opportunities currently in front of the Company in addition to taking away capital that could otherwise be used to cheaply retire shares.

Further, since the Company has failed to quantify for its stockholders the value realized from assimilating its acquisition targets to date, stockholders have been unable to discern whether such transactions have in fact created any value.  In our view, the Company’s failure to communicate effectively with its stockholders is one of the reasons for its weak stock price performance.  To that end, we believe stockholders would be well-served if Shutterfly disseminated its long-term views and/or expectations for the business so that they can judge the Company’s performance over time.  In fact, we find it particularly concerning that Shutterfly has never hosted an investor day and/or formally shared its long-term expectations for the business.   We believe Shutterfly stockholders, the true owners of the Company, are entitled to transparency and disclosure of information that would allow them to hold management more accountable for performance over time.

If Management Resists a Compensation Plan Based on the Attainment of Significantly Improved Operating Results, Then We Believe the Best Way to Maximize Stockholder Value May Be to Sell the Company to the Highest Bidder

The heavy spending on investments and acquisitions over the past few years has led to an expectation among stockholders that the Company is poised for years of continued growth and improved operational metrics.  Public comments from Mr. Housenbold support these expectations of improved results:

•
“We did have some inbound offers...And based upon our five-year model where we think the growth of the business is going to come from, the increased profitability as we get leverage from our infrastructure investments as we continue to penetrate the large, untapped off-line market that we're trying to transition to an online personalized world, we looked and then said, that doesn't make sense at this current time.” 10/29/2014

•
“But what we have said in the past is, we think EBITDA margins return with a two handle; we think that CapEx drops back down between 7% and 8%, and we think that we can drive top-line growth and increase profitability. So I believe EBITDA and free cash flow will grow at a quicker clip than revenue will over the next three years to four years.” 10/29/2014

•
“…but we can make this a mid-20s EBITDA model, if we wanted to cut back on investments. Given our leadership position and the size of these markets and the early days in which most of the transactions are still occurring off-line, we think we have a good balance between returning profits to the bottom line and investing in top-line growth” 4/30/2014

We believe that these public statements and others, have led to current buy and sell side expectations for Shutterfly that are centered around $1.5 billion in revenue, low $300 million in EBITDA and capital expenditures of approximately $100 to $115 million by 2018.  We had hoped that management and the Board would be willing to adopt a properly aligned executive compensation plan for Mr. Housenbold that would provide significant incentives and reward him handsomely for achieving a set of operational metrics based off of the above-referenced numbers. We believe such numbers would clearly be attractive to Shutterfly stockholders over time and translate into increased stockholder wealth.  We were surprised and disappointed that the Board was not willing to consider such a compensation plan for Mr. Housenbold, which is similar to those adopted by Cimpress N.V. and Discovery Communications.  While this was not our only plan, it was one we found very attractive as we believe it would create a strong alignment of interests between stockholders and Mr. Housenbold based upon results that would both generate attractive results for stockholders and still be attainable by management.

While we did view the plan as non-standard, we believed that after a long period of underperformance and heavy investment for the Company, it was necessary to implement a compensation program that created a significant financial reward for strong performance.  Further, while our plan was designed primarily for Mr. Housenbold, it could have also been used for other Shutterfly executives for compensation above and beyond their current incentives. We continue to believe a plan such as this for Mr. Housenbold would create a tremendous alignment of interests with stockholders and allay many of the compensation concerns we have outlined in this Proxy Statement.  We were willing to work with the Board to make its preferred compensation plan better for Shutterfly stockholders, however, for the reasons set forth above, including the unattractive definition of “free cash flow”, we could not possibly craft the Board’s plan into one that was attractive to stockholders.  Accordingly, while Mr. Housenbold correctly stated in a recent public conference call that our group was offered a single Board seat, we could not possibly accept the offer in light of the serious issues we have outlined around compensation and incentives.

In light of this lack of confidence, we believe a sale of the Company may be the best alternative available for maximizing stockholder value.  We believe there continues to be a strong interest in Shutterfly from potential buyers and that Shutterfly’s current market price is at a steep discount to the price that potential buyers, in our opinion, would be willing to pay in an auction.  This dynamic has created a window of opportunity for the Company to realize increased value for its stockholders through a negotiated transaction.  We do have some concerns, however, in light of the Company’s 2014 evaluation process in which Shutterfly appears to have turned down multiple bids from potential buyers.  We note, for example, that interested buyers appeared to have a deadline that came before the all-important holiday season.  Potential buyers may have simply wanted confirmation that Shutterfly’s holiday season went as expected.  Given the Board’s inability to properly align its compensation plans with stockholder interests and its low stock ownership, we are concerned that Shutterfly stockholders may not have been properly represented during the evaluation process, which was ultimately unsuccessful.

We Believe the Company’s Recently Announced $300 Million Stock Repurchase Program Was in Response to Our Involvement

We believe stockholders have reason to be concerned about capital allocation given Shutterfly’s track record of acquisitions.  After a multi-year period of heavy investment and acquisition activity, there has been limited stock price appreciation. We believe now is the time to harvest some of these investments and carefully scrutinize current and future spending on projects that we believe have failed to bear fruit.

While we applaud Shutterfly’s recent stock repurchase program as a step in the right direction, which we urge the Company to execute as expeditiously as possible, we believe it was largely the result of our engagement and would likely not have been proactively made otherwise.  Further, we believe much more must be done, including the pursuit of additional opportunistic, value enhancing stock repurchases.

Our Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders

For the reasons set forth above, we lack confidence in management’s and the Board’s ability to unlock value for the benefit of all Shutterfly stockholders. Further, we believe the Company’s underperformance and poor corporate governance practices warrant the addition of direct stockholder representatives on the Board, whose interests are closely aligned with those of all stockholders and who will work constructively with the other members of the Board to protect the best interests of Shutterfly stockholders.

We have identified several highly qualified directors with valuable and relevant business and financial experience that we believe will allow them to make informed decisions to explore and identify opportunities to unlock value at Shutterfly.

Mario D. Cibelli is the Managing Member of Marathon Partners Management, which he founded in 2001 and has managed since its inception.  Previously, Mr. Cibelli worked for Gabelli Asset Management Company (“GAMCO”), a diversified global financial services company offering an extensive range of investment capabilities.   After GAMCO, he joined Prudential Securities in the Capital Markets group as an analyst and was thereafter employed by Robotti & Company in various positions, including as a research analyst, institutional salesperson and most recently, as a portfolio manager for certain managed accounts from 2001 until 2013.

Marwan Fawaz serves as the Founder and Principal of Sarepta Advisors, LLC, which he founded in 2012.  Previously, he served as an Executive Vice President at Motorola Mobility, Inc., where he also served as the Chief Executive Officer of the Motorola Home Division.  Mr. Fawaz also previously served as the Chief Technology Officer at Charter Communications, Inc. (“Charter”), a leading broadband communications company, where he also served as its Executive Vice President of Strategy/Operations, Executive Vice President and Chief Technology Officer.  Prior to that, Mr. Fawaz served as Senior Vice President and Chief Technology Officer of Adelphia Communications Corporation, as Investment Specialist/Technology Analyst for Vulcan, Inc., as Regional Vice President of Operations for the Northwest Region of Charter and as Chief Technology Officer of Infinity Broadband, Inc.  He began his career at Times Mirror Cable Television, Inc. and also held engineering leadership roles at MediaOne, Inc. Mr. Fawaz currently serves as a member of the Board of Directors of Synacor, Inc. and as Chairman of the Board of Directors of One World Labs.

Thomas D. Hughes serves as a Partner of Cedar Grove Investments, LLC, which he co-founded in 1999.  From 2013 to 2014, he served as the Vice President of Flickr, an image hosting and video hosting website owned by Yahoo! Inc.  From 1991 to 1998, Mr. Hughes served as President of PhotoDisc, Inc. (n/k/a Getty Images, Inc.) (“PhotoDisc”), which he co-founded, until it was acquired by Getty Images, Inc., at which point he was employed by Getty Images, Inc. until 1999.  He also served on PhotoDisc’s Board of Directors.  Prior to PhotoDisc, he served as President of Northshore Publishing Systems, Inc., a value added retailer of PC’s, imagesetters, software and equipment for the publishing industry.  Mr. Hughes currently serves as a member of the Board of Directors of Treering.com, a creator of yearbooks for the Internet generation.  He previously served as a member of the Boards of Directors or as an advisor to the Boards of Directors of Loudeye, Inc., Avenue A, Inc./aQuantive, Vacationspot.com, Avolo.com and RPI Print Inc.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three classes.  The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders.  We believe that the terms of three directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our Nominees in opposition to the Company’s three director nominees for terms ending in 2018. Your vote to elect our Nominees will have the legal effect of replacing three incumbent directors with the Nominees.  If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation.” This information has been furnished to us by the Nominees. The Nominees are citizens of the United States of America.

Mario D. Cibelli, age 47, is the Managing Member of Marathon Partners Management (f/k/a Cibelli Capital Management, L.L.C.), an investment management firm, which he founded in January 2001 and has managed since its inception.  Mr. Cibelli has been in the investment business since 1990.  From June 1990 to October 1991, Mr. Cibelli worked for GAMCO, a diversified global financial services company offering an extensive range of investment capabilities.  After GAMCO, he joined Prudential Securities, a financial services firm, from October 1991 to October 1993 in the Capital Markets group as an analyst.  From October 1993 until June 2013, Mr. Cibelli was employed by Robotti & Company in various positions, including as a research analyst, institutional salesperson and most recently, as a portfolio manager for certain managed accounts from January 2001 until June 2013.  Robotti & Company is a value-oriented firm that has specialized in smaller company investing since 1983.  Mr. Cibelli received his Bachelor of Science in Business Management degree from the School of Management at Binghamton University. Mr. Cibelli’s over twenty (20) years of experience in the investment business as a portfolio manager, research analyst and institutional salesman coupled with his extensive knowledge of the capital markets would make him well qualified to serve on the Board.

Marwan Fawaz, age 52, serves as the Founder and Principal of Sarepta Advisors, LLC, a strategic advisory and consulting group supporting the TMT sector, which he founded in January 2012.  He has also served as a Principal of Fawaz Consulting Services, LLC, a consulting firm, since June 2011.  From June 2012 to May 2013, Mr. Fawaz served as an Executive Vice President at Motorola Mobility, Inc., a division of Google, Inc., where he also served as the Chief Executive Officer of the Motorola Home Division overseeing vision, strategy and operations.  From August 2006 through March 2011, Mr. Fawaz was the Chief Technology Officer at Charter (NASDAQ: CHTR), a leading broadband communications company, where he also served as its Executive Vice President of Strategy/Operations from March 2010 to March 2011 and as Executive Vice President and Chief Technology Officer from August 2006 to February 2010. Mr. Fawaz served as an executive officer of Charter during the pendency of its Chapter 11 cases in 2009.  From March 2003 until July 2006, Mr. Fawaz served as Senior Vice President and Chief Technology Officer of Adelphia Communications Corporation, which filed a petition under Chapter 11 of the Bankruptcy Code in June 2002.  From April 2002 to March 2003, he served as Investment Specialist/Technology Analyst for Vulcan, Inc. and as Regional Vice President of Operations for the Northwest Region of Charter from July 2001 to March 2002.   Prior to that, Mr. Fawaz served as the Chief Technology Officer of Infinity Broadband, Inc. from 2000 to 2001.  He began his career at Times Mirror Cable Television, Inc. and also held engineering leadership roles at MediaOne, Inc. Mr. Fawaz currently serves as a member of the Board of Directors of Synacor, Inc. (NASDAQ: SYNC), a leading provider of start experiences (startpages and homescreens), TV Everywhere, Identity Management (IDM), and various cloud-based services across multiple devices for cable, satellite, telecom and consumer electronics companies, a position he has held since December 2011.  He has also served as Chairman of the Board of Directors of One World Labs, a Cyber security intelligence firm, since November 2012.  In addition, Mr. Fawaz has served as an advisory board member of Liberty Global International, a cable and broadband company, since September 2013, and Guavus, a big data analytics SaaS company, since March 2012.  Mr. Fawaz received a B.S. degree in Electrical Engineering and a M.S. degree in Electrical/Communication-Engineering from California State University—Long Beach. Mr. Fawaz’s more than twenty-eight (28) years of experience and expertise in the broadband and media industry, encompassing engineering, technical operations and business development, coupled with his significant experience serving in senior executive positions and as a director of various public and private companies would make him an invaluable member of the Board.

Thomas D. Hughes, age 55, currently serves as a Partner of Cedar Grove Investments, LLC, an early-stage venture firm based in Seattle with personal focus on e-commerce, which he co-founded in 1999.  From September 2013 to October 2014, Mr. Hughes served as the Vice President of Flickr, an image hosting and video hosting website owned by Yahoo! Inc., where he was responsible for all revenue and product management for Flickr business initiatives.  From 1991 to 1998, Mr. Hughes served as President of PhotoDisc, which he co-founded and helped build into a highly profitable company until it was acquired by Getty Images, Inc., at which point he was employed by Getty Images, Inc. until 1999.  While at PhotoDisc, Mr. Hughes built the first e-commerce site for selling photos with credit card transactions and delivery in real time, which became one of the first commercially viable ecommerce sites worldwide.  He also served on PhotoDisc’s Board of Directors.  Prior to PhotoDisc, he served as President of Northshore Publishing Systems, Inc., a value added retailer of PC’s, imagesetters, software and equipment for the publishing industry, from 1984 to 1991.  Mr. Hughes currently serves as a member of the Board of Directors of Treering.com, a creator of yearbooks for the Internet generation, a position he has held since September 2011.  He previously served as a member of the Boards of Directors or as an advisor to the Boards of Directors of Loudeye, Inc., a leading encoding company in the then-emerging video and music services industry that was later sold to Nokia, from 1999 to 2001, Avenue A, Inc./aQuantive, an online advertising, planning and metrics-based media firm that was later sold to Microsoft, from 1998 to 2001, Vacationspot.com, an ecommerce vacation site that was later sold to Expedia, from 1998 to 2001, Avolo.com, a central exchange for real-time airplane parts, from 2000 to 2003, and RPI Print Inc., a producer of on-demand private-label personalized photo books, greeting cards and stationery for retailers, from July 2011 to September 2013.  Mr. Hughes received a B.A. degree in History from the University of Washington.  Mr. Hughes’ extensive experience as an entrepreneur and senior executive in the photography industry and as a director of numerous technology companies coupled with his deep domain expertise in technology, media, publishing, photo merchandise and stock photography would enable him to provide effective oversight of the Company.

Mr. Cibelli’s principal business address is c/o Marathon Partners Equity Management, LLC, One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.  Mr. Fawaz’s principal business address is c/o Sarepta Advisors, LLC, 7315 Sagebrush Drive, Parker, CO 80138.  Mr. Hughes’ principal business address is c/o Cedar Grove Investments, LLC, 1301 2nd Ave., Suite 2850, Seattle, WA 98101.

As of the date hereof, 4,800 shares of Common Stock were held in Mr. Cibelli’s personal accounts and in the accounts of his family members (the “Cibelli Accounts”).  In addition, Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners Management, may be deemed to beneficially own the 2,030,000 shares of Common Stock, including 155,000 shares of Common Stock underlying certain call options, owned in the aggregate by Partners LP, Focus Fund and 4x6 Fund.  As of the date hereof, Mr. Fawaz directly owns 145 shares of Common Stock.  As of the date hereof, Mr. Hughes directly owns 150 shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group. Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two years by the Nominees and certain other participants in this solicitation of securities of the Company, see Schedule I.

Partners LP and certain of its affiliates have signed letter agreements, pursuant to which they agreed to indemnify each of Messrs. Fawaz and Hughes against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Partners LP has signed compensation letter agreements with each of Messrs. Fawaz and Hughes pursuant to which it agreed to pay each of Messrs. Fawaz and Hughes: (i) $10,000 in cash as a result of the submission by Partners LP of its nomination of Messrs. Fawaz and Hughes to the Company and (ii) $10,000 in cash upon the filing of a definitive proxy statement by Partners LP with the Securities and Exchange Commission relating to the solicitation of proxies in favor of Messrs. Fawaz’s and Hughes’ election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Fawaz and Hughes agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Fawaz and Hughes shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Fawaz and Hughes has agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fawaz and Hughes may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On February 26, 2015, the Nominees, Partners LP, Marathon Partners Management, Focus Fund, 4x6 Fund, and Cibelli Research (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (ii) the Group agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Partners LP and its affiliates agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.

Marathon Partners believes each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ Stock Market (“NASDAQ”) listing standards applicable to board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, and except for compensation received by Mr. Cibelli as an employee of Marathon Partners Management, there are no arrangements or understandings between members of Marathon Partners and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Restated Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD. .

PROPOSAL NO. 2

PROPOSAL TO APPROVE THE AMENDMENT OF SHUTTERFLY’S 2006 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve amendments to the Company’s 2006 Equity Incentive Plan (the “2006 Plan”) to (i) increase the maximum number of shares of common stock that may be issued under the plan by 1,900,000 shares on January 1, 2016, (ii) extend the term of the plan by ten years, (iii) provide additional performance factors pursuant to which performance-based awards may be granted under the 2006 Plan, and (iv) make other clarifying and administrative amendments to the 2006 Plan. According to the Company’s proxy statement, the Board adopted the amendments to the 2006 Plan on April 22, 2015 subject to stockholder approval.

WE URGE YOU TO VOTE “AGAINST” THE AMENDMENTS TO THE COMPANY’S 2006 EQUITY INCENTIVE PLAN

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and the related compensation tables and other narrative executive compensation disclosure contained in the Company’s proxy statement.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of Shutterfly approve, on an advisory basis, the compensation of Shutterfly’s Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative discussion of this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.”

According to the Company’s proxy statement, although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote and to the extent there is any significant vote against the Company’s executive compensation, it will take such stockholders’ concerns into account in future determinations concerning the Company’s executive compensation program.

WE URGE YOU TO VOTE “AGAINST” THE COMPANY’S EXECUTIVE COMPENSATION

PROPOSAL NO. 4

RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and is seeking stockholder ratification of such selection.

According to the Company’s proxy statement, although stockholder ratification is not required by the Bylaws or otherwise, if stockholders do not ratify the selection PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP.  Further, even if the selection is ratified, the Audit Committee of the Board, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Shutterfly and its stockholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2015 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Marathon Partners believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST approval of the amendment to the Company’s 2006 Equity Incentive Plan, AGAINST the advisory vote on executive compensation, and FOR the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2015 fiscal year, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election as Class III directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our three Nominees.  Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.  Marathon Partners intends to vote all of its Shares in favor of the Nominees.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority vote standard for non-contested director elections and a plurality vote standard for contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the three nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “for” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “for” or “against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Approval of the Amendment to the Company’s 2006 Equity Incentive Plan ─ According to the Company’s proxy statement, this proposal will be approved if more shares are voted “for” this proposal than are voted “against” it.  Abstentions are not counted as votes “for” or “against” this proposal, and, therefore, have no effect on the outcome of the vote on the proposal to amend the 2006 Equity Incentive Plan.

Advisory (nonbinding) Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, the advisory vote will be approved if more shares are voted “for” this proposal than are voted “against” it.  The Company has indicated that abstentions and broker non-votes are not counted as votes “for” or “against” this proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, the selection of PricewaterhouseCoopers LLP will be deemed to have been ratified if more shares are voted “for” the ratification than are voted against such ratification.  The Company has indicated that abstentions are not counted as votes “for” or “against” this proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Marathon Partners in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 2800 Bridge Parkway, Redwood City, California, 94065 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Marathon Partners in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Marathon Partners.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Marathon Partners has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $[_________], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Marathon Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Marathon Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately [___] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Marathon Partners. Costs of this solicitation of proxies are currently estimated to be approximately $[__________].  Marathon Partners estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_________].  Marathon Partners intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Marathon Partners does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Marathon Partners are participants in this solicitation (each a “Participant” and collectively, the “Participants”).

The principal business of each of Partners LP, a New York limited partnership, Focus Fund, a Delaware limited partnership, and 4x6 Fund, a Delaware limited partnership, is investing in securities. The principal business of Cibelli Research, a Delaware limited liability company, is serving as the general partner to each of Focus Fund and 4x6 Fund. The principal business of Marathon Partners Management, a Delaware limited liability company, is acting as the investment manager of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP. The principal occupation of Mr. Cibelli is serving as the managing member of each of Cibelli Research and Marathon Partners Management.

The address of the principal office of each of Partners LP, Focus Fund, 4 x 6 Fund, Cibelli Research, Marathon Partners Management and Mr. Cibelli is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.

As of the date hereof, Partners LP beneficially owns directly 1,225,000 shares of Common Stock, including 100,000 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  As of the date hereof, Focus Fund beneficially owns directly 177,500 shares of Common Stock, including 27,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  As of the date hereof, 4x6 Fund beneficially owns directly 627,500 shares of Common Stock, including 27,500 shares of Common Stock underlying certain call options exercisable within 60 days hereof.   Cibelli Research, as the general partner of each of Focus Fund and 4x6 Fund, may be deemed to beneficially own the 805,000 shares of Common Stock owned in the aggregate by Focus Fund and 4x6 Fund.  Marathon Partners Management, as the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP, may be deemed to beneficially own the 2,030,000 shares of Common Stock owned in the aggregate by Partners LP, Focus Fund and 4x6 Fund.  As of the date hereof, 4,800 shares of Common Stock were held in the Cibelli Accounts.  In addition, Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners Management, may be deemed to beneficially own the 2,030,000 shares of Common Stock owned in the aggregate by Partners LP, Focus Fund and 4x6 Fund.

Each Participant in this solicitation, as a member of the Group with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 2,035,095 shares of Common Stock, including 155,000 shares of Common Stock underlying certain call options owned in the aggregate by all of the Participants in this solicitation.  Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Partners LP, Focus Fund and 4 x 6 Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock directly owned by the Nominees were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Marathon Partners is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Marathon Partners is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, proposals of stockholders intended to be presented at the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2016 Annual Meeting, be submitted to the Company’s Corporate Secretary at 2800 Bridge Parkway, Redwood City, California 94065 no later than January 13, 2016.

In addition, according to the Company’ proxy statement for the Annual Meeting, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2016 Annual Meeting, must give written notice of that proposal to the Company’s Corporate Secretary at 2800 Bridge Parkway, Redwood City, California 94065 no later than March 29, 2016 but no earlier than February 27, 2016 and include in such notice the specific information required under the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Marathon Partners that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

MARATHON PARTNERS L.P.

__________, 2015

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Date of Transaction
MARATHON PARTNERS L.P.
Sale of Common Stock	(50,000)	05/14/2013
Sale of Common Stock	(5,000)	05/15/2013
Sale of Common Stock	(5,000)	05/16/2013
Sale of Common Stock	(5,000)	05/17/2013
Sale of Common Stock	(5,000)	05/20/2013
Sale of Common Stock	(5,000)	05/22/2013
Sale of Common Stock	(10,000)	05/28/2013
Sale of Common Stock	(5,000)	05/29/2013
Sale of Common Stock	(5,000)	05/30/2013
Sale of Common Stock	(5,000)	05/31/2013
Sale of Common Stock	(15,000)	06/07/2013
Sale of Common Stock	(10,000)	06/10/2013
Sale of Common Stock	(5,000)	06/13/2013
Sale of Common Stock	(10,000)	06/17/2013
Sale of Common Stock	(10,000)	06/18/2013
Sale of Common Stock	(20,000)	06/19/2013
Sale of Common Stock	(5,000)	06/20/2013
Sale of Common Stock	(10,000)	06/21/2013
Sale of Common Stock	(15,000)	06/24/2013
Sale of Common Stock	(5,000)	06/26/2013
Sale of Common Stock	(5,000)	06/27/2013
Sale of Common Stock	(5,000)	06/28/2013
Sale of Common Stock	(5,000)	07/01/2013
Sale of Common Stock	(5,000)	07/02/2013
Sale of Common Stock	(10,000)	07/15/2013
Sale of Common Stock	(5,000)	07/16/2013
Sale of Common Stock	(5,000)	07/19/2013
Sale of Common Stock	(5,000)	07/23/2013
Sale of Common Stock	(25,000)	08/22/2013
Sale of Common Stock	(25,000)	08/26/2013
Sale of Common Stock	(5,000)	09/10/2013
Sale of Common Stock	(5,000)	10/03/2013
Purchase of Common Stock	10,000	10/29/2013
Purchase of Common Stock	9,091	10/30/2013
Purchase of Common Stock	18,182	10/30/2013

Purchase of Common Stock	9,091	10/30/2013
Purchase of Common Stock	13,636	10/30/2013
Purchase of Common Stock	12,500	10/31/2013
Purchase of Common Stock	12,500	10/31/2013
Purchase of Common Stock	25,000	11/01/2013
Purchase of Common Stock	10,000	11/05/2013
Purchase of Common Stock	15,000	11/06/2013
Sale of December 2013 Put Option ($40 Strike Price)#	(250)	11/07/2013
Purchase of Common Stock	10,000	11/07/2013
Purchase of Common Stock	5,000	11/12/2013
Purchase of Common Stock	5,000	11/14/2013
Purchase of Common Stock	5,000	11/20/2013
Purchase of Common Stock	12,500	11/25/2013
Purchase of Common Stock	12,500	11/25/2013
Purchase of Common Stock	10,000	11/27/2013
Purchase of Common Stock	15,000	11/29/2013
Purchase of Common Stock	25,000	12/02/2013
Purchase of December 2013 Put Option ($40 Strike Price)##	45	12/10/2013
Purchase of Common Stock	5,000	12/12/2013
Purchase of Common Stock	20,000	01/13/2014
Purchase of Common Stock	25,000	02/06/2014
Purchase of Common Stock	25,000	02/06/2014
Purchase of Common Stock	25,000	02/07/2014
Purchase of Common Stock	25,000	02/10/2014
Purchase of Common Stock	25,000	02/11/2014
Purchase of Common Stock	25,000	02/12/2014
Purchase of Common Stock	25,000	02/13/2014
Purchase of Common Stock	15,000	03/21/2014
Purchase of Common Stock	10,000	03/24/2014
Purchase of Common Stock	15,000	03/31/2014
Purchase of Common Stock	10,000	04/02/2014
Purchase of Common Stock	25,000	04/04/2014
Purchase of Common Stock	10,000	04/07/2014
Purchase of Common Stock	15,000	04/08/2014
Purchase of Common Stock	5,000	04/10/2014
Purchase of Common Stock	10,000	04/14/2014
Purchase of Common Stock	10,000	04/15/2014
Purchase of Common Stock	10,000	04/28/2014
Purchase of Common Stock	15,000	04/29/2014
Purchase of Common Stock	10,000	05/08/2014
Purchase of Common Stock	7,500	05/09/2014
Purchase of Common Stock	7,500	05/09/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(100)	06/06/2014

# Represents a short sale.
## Represents a purchase to cover short position.

Purchase of January 2015 Call Option ($40 Strike Price)	100	06/06/2014
Purchase of January 2015 Call Option ($40 Strike Price)	700	06/10/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(700)	06/10/2014
Purchase of January 2015 Call Option ($40 Strike Price)	100	06/11/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(100)	06/11/2014
Purchase of January 2015 Call Option ($40 Strike Price)	50	06/12/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(50)	06/12/2014
Purchase of January 2015 Call Option ($40 Strike Price)	50	06/13/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(50)	06/13/2014
Purchase of January 2015 Call Option ($40 Strike Price)	150	06/16/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(150)	06/16/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(151)	06/19/2014
Purchase of January 2015 Call Option ($40 Strike Price)	151	06/19/2014
Purchase of January 2015 Call Option ($40 Strike Price)	200	06/20/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(200)	06/20/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(299)	06/24/2014
Purchase of January 2015 Call Option ($40 Strike Price)	299	06/24/2014
Purchase of January 2015 Call Option ($40 Strike Price)	200	06/25/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(200)	06/25/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(150)	06/26/2014
Purchase of January 2015 Call Option ($40 Strike Price)	150	06/26/2014
Sale of January 2015 Call Option ($45 Strike Price)#	(100)	07/01/2014
Purchase of Common Stock	10,000	07/01/2014
Purchase of January 2015 Call Option ($40 Strike Price)	100	07/01/2014

# Represents a short sale.

Purchase of Common Stock	15,000	09/19/2014
Sale of December 2014 Call Option ($55 Strike Price)#	(500)	09/19/2014
Purchase of December 2014 Call Option ($50 Strike Price)	500	09/19/2014
Purchase of Common Stock	50,000	10/13/2014
Purchase of Common Stock	5,000	10/16/2014
Purchase of Common Stock	20,000	10/30/2014
Purchase of Common Stock	10,000	11/04/2014
Purchase of Common Stock	15,000	11/12/2014
Purchase of June 2015 Call Option ($40 Strike Price)	150	11/13/2014
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	11/13/2014
Purchase of Common Stock	25,000	11/19/2014
Purchase of June 2015 Call Option ($40 Strike Price)	50	12/01/2014
Sale of June 2015 Call Option ($45 Strike Price)#	(50)	12/01/2014
Purchase of June 2015 Call Option ($40 Strike Price)	10	12/02/2014
Sale of June 2015 Call Option ($45 Strike Price)#	(10)	12/02/2014
Purchase of June 2015 Call Option ($40 Strike Price)	5	12/04/2014
Sale of June 2015 Call Option ($45 Strike Price) #	(5)	12/04/2014
Purchase of June 2015 Call Option ($40 Strike Price)	35	12/05/2014
Sale of June 2015 Call Option ($45 Strike Price)#	(35)	12/05/2014
Sale of Common Stock	(25,000)	12/22/2014
Purchase of June 2015 Call Option ($40 Strike Price)	150	01/05/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	01/05/2015
Purchase of June 2015 Call Option ($40 Strike Price)	250	01/06/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(250)	01/06/2015
Sale of January 2015 Call Option ($40 Strike Price)	(250)	01/07/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	01/07/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	01/07/2015
Purchase of January 2015 Call Option ($45 Strike Price)##	250	01/07/2015

# Represents a short sale.
## Represents a purchase to cover short position.

Purchase of June 2015 Call Option ($40 Strike Price)	50	01/08/2015
Purchase of January 2015 Call Option ($45 Strike Price)##	500	01/08/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(50)	01/08/2015
Sale of January 2015 Call Option ($40 Strike Price)	(500)	01/08/2015
Purchase of January 2015 Call Option ($45 Strike Price)##	200	01/09/2015
Sale of January 2015 Call Option ($40 Strike Price)	(200)	01/09/2015
Sale of January 2015 Call Option ($40 Strike Price)	(300)	01/12/2015
Purchase of January 2015 Call Option ($45 Strike Price)##	300	01/12/2015
Sale of January 2015 Call Option ($40 Strike Price)	(496)	01/13/2015
Purchase January 2015 Call Option ($45 Strike Price)##	500	01/13/2015
Sale of January 2015 Call Option ($40 Strike Price)#	(4)	01/13/2015
Sale of January 2015 Call Option ($40 Strike Price)	(500)	01/14/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	01/14/2015
Sale of Common Stock*	(400)	01/14/2015
Purchase of January 2015 Call Option ($45 Strike Price)##	500	01/14/2015
Purchase of Common Stock**	400	01/14/2015
Purchase of March 2015 Call Option ($45 Strike Price)	106	01/28/2015
Purchase of March 2015 Call Option ($50 Strike Price)	87	01/28/2015
Purchase of March 2015 Call Option ($50 Strike Price)	7	01/29/2015
Sale of March 2015 Call Option ($45.00 Strike Price)	106	03/18/2015

## Represents a purchase to cover short position.
# Represents a short sale.
* Represents a sale of Common Stock pursuant to the counterparty’s exercise of call options written by Marathon Partners L.P.
**Represents a purchase of Common Stock pursuant to Marathon Partners L.P.’s exercise of January 2015 call options.

MARATHON FOCUS FUND L.P.

Sale of Common Stock	(3,000)	05/14/2013
Sale of Common Stock	(2,000)	05/15/2013
Sale of Common Stock	(1,000)	05/16/2013
Sale of Common Stock	(1,000)	05/17/2013
Sale of Common Stock	(500)	05/20/2013
Sale of Common Stock	(500)	05/28/2013
Sale of Common Stock	(500)	05/29/2013
Sale of Common Stock	(1,500)	06/07/2013
Sale of Common Stock	(500)	06/13/2013
Sale of Common Stock	(500)	06/17/2013
Sale of Common Stock	(2,000)	06/19/2013
Sale of Common Stock	(1,000)	06/21/2013
Sale of Common Stock	(1,000)	06/24/2013
Sale of Common Stock	(1,000)	07/15/2013
Sale of Common Stock	(500)	07/16/2013
Sale of Common Stock	(500)	07/17/2013
Sale of Common Stock	(3,000)	08/22/2013
Purchase of Common Stock	909	10/30/2013
Purchase of Common Stock	1,364	10/30/2013
Purchase of Common Stock	1,818	10/30/2013
Purchase of Common Stock	909	10/30/2013
Purchase of Common Stock	2,500	10/31/2013
Purchase of Common Stock	2,500	10/31/2013
Purchase of Common Stock	5,000	11/04/2013
Purchase of Common Stock	2,500	11/25/2013
Purchase of Common Stock	2,500	11/25/2013
Purchase of Common Stock	5,000	11/29/2013
Purchase of Common Stock	2,500	12/02/2013
Purchase of Common Stock	2,500	12/12/2013
Purchase of Common Stock	5,000	01/13/2014
Purchase of Common Stock	5,000	02/06/2014
Purchase of Common Stock	5,000	02/06/2014
Purchase of Common Stock	10,000	02/07/2014
Purchase of Common Stock	5,000	02/12/2014
Purchase of Common Stock	5,000	03/20/2014
Purchase of Common Stock	5,000	04/02/2014
Purchase of Common Stock	5,000	04/04/2014
Purchase of Common Stock	5,000	04/07/2014
Purchase of Common Stock	5,000	04/25/2014
Purchase of Common Stock	5,000	05/08/2014
Purchase of Common Stock	2,500	05/09/2014
Purchase of Common Stock	2,500	05/09/2014
Purchase of Common Stock	5,000	09/19/2014
Purchase of Common Stock	5,000	10/13/2014
Purchase of Common Stock	5,000	10/30/2014

Sale of Common Stock	(5,000)	12/22/2014
Purchase of June 2015 Call Option ($40 Strike Price)	100	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(100)	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	01/15/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	01/15/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(25)	01/22/2015
Purchase of June 2015 Call Option ($40 Strike Price)	25	01/22/2015
Purchase of March 2015 Call Option ($50 Strike Price)	17	01/28/2015

MARATHON PARTNERS 4X6 FUND, L.P.
Purchase of Common Stock	25,000	02/21/2014
Purchase of Common Stock	50,000	02/21/2014
Purchase of Common Stock	25,000	02/21/2014
Purchase of Common Stock	50,000	02/21/2014
Purchase of Common Stock	25,000	02/24/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	75,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	25,000	03/18/2014
Purchase of Common Stock	30,000	03/19/2014
Purchase of Common Stock	20,000	03/20/2014
Purchase of Common Stock	5,000	03/21/2014
Purchase of Common Stock	5,000	03/24/2014
Purchase of Common Stock	5,000	04/01/2014
Purchase of Common Stock	5,000	04/16/2014
Purchase of Common Stock	5,000	04/25/2014
Purchase of Common Stock	25,000	05/07/2014
Purchase of Common Stock	5,000	05/08/2014
Purchase of Common Stock	2,500	05/09/2014
Purchase of Common Stock	2,500	05/09/2014
Purchase of Common Stock	5,000	05/12/2014
Purchase of December 2014 Call Option ($45 Strike Price)	200	06/24/2014

# Represents a short sale.

Purchase of December 2014 Call Option ($45 Strike Price)	100	06/26/2014
Purchase of December 2014 Call Option ($45 Strike Price)	50	07/01/2014
Purchase of Common Stock	10,000	07/08/2014
Purchase of Common Stock	5,000	10/13/2014
Purchase of Common Stock	25,000	11/19/2014
Purchase of June 2015 Call Option ($40 Strike Price)	100	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(100)	01/14/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	01/15/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(150)	01/15/2015
Purchase of June 2015 Call Option ($40 Strike Price)	25	01/22/2015
Sale of June 2015 Call Option ($45 Strike Price)#	(25)	01/22/2015
Purchase of Common Stock	20,000	02/20/2015

MARIO D. CIBELLI (Through the Cibelli Accounts)
Sale of Common Stock	(700)	08/27/2013
Sale of Common Stock	(500)	08/27/2013
Sale of Common Stock	(100)	08/27/2013
Sale of Common Stock	(100)	08/27/2013
Sale of Common Stock	(100)	08/27/2013
Sale of Common Stock	(100)	08/27/2013
Sale of Common Stock	(100)	08/27/2013
Purchase of Common Stock	500	01/16/2014
Purchase of Common Stock	500	01/16/2014
Purchase of Common Stock	100	01/16/2014
Purchase of Common Stock	100	01/16/2014
Purchase of Common Stock	100	01/16/2014
Purchase of Common Stock	100	01/16/2014
Purchase of Common Stock	100	01/16/2014

MARWAN FAWAZ
Purchase of Common Stock	145	03/16/2015

THOMAS D. HUGHES
Purchase of Common Stock	150	03/20/2015

# Represents a short sale.

 SCHEDULE II

    The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 13, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of April 24, 2015 for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each Named Executive Officer as set forth in the summary compensation table below; and

•	all current executive officers and directors as a group.

Percentage ownership of our common stock in the table is based on 37,923,739 shares of our common stock outstanding as of April 24, 2015.  In accordance with SEC rules and regulations, shares of our common stock subject to equity awards that are currently vested or will vest within 60 days of April 24, 2015 (i.e., by June 23, 2015) are deemed to be beneficially owned by the holder of the equity award for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  Unless otherwise indicated, the address of each person named below is c/o Shutterfly, Inc., 2800 Bridge Parkway, Redwood City, California 94065.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
PRIMECAP Management Company (1)	4,612,855	12.2%
Point72 Entities (2)	2,424,073	6.4%
Franklin Resources Entities (3)	2,403,348	6.3%
The Vanguard Group (4)	2,249,732	5.9%
BlackRock, Inc. (5)	2,234,460	5.9%
Manning & Napier Advisors, LLC (6)	2,172,890	5.7%
Marathon Partners Entities (7)	2,035,095	5.4%

Directors and Named Executive Officers:
Eric J. Keller (8)	39,451	*
Stephen J. Killeen (9)	10,652	*
Philip A. Marineau (10)	79,358	*
Ann Mather (11)	4,374	*
Nancy J. Schoendorf (12)	79,434	*
Brian T. Swette (13)	25,379	*
James N. White (14)	48,915	*
Michael P. Zeisser (15)	4,374	*
Jeffrey T. Housenbold (16)	76,776	*
Brian M. Regan (17)	19,981	*
Daniel C. McCormick	—	*
Satish Menon (18)	—	*
Gautam Srivastava (19)	—	*
All current directors and executive officers as a group (20)	506,892	1.3%
_____________________

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)
Based solely on Amendment No. 1 to Schedule 13G filed with the SEC on January 6, 2015, reporting beneficial ownership as of December 31, 2014.  PRIMECAP Management Company reported sole dispositive power over 4,612,855 shares and sole voting power over 3,868,900 shares.  The address of the principal office of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101.

(2)
Based solely on Amendment No. 2 to Schedule 13G filed with the SEC on January 8, 2015, reporting beneficial ownership as of January 1, 2015.  Point72 Asset Management, L.P. (“Point72 Asset Management”) and Point72 Capital Advisors, Inc. (“Point72 Capital Advisors”), as the general partner of Point72 Asset Management, reported shared voting and dispositive power over 121,400 shares of common stock.  Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) reported shared voting and dispositive power over 2,673 shares of common stock.  Rubric Capital Management, LLC (“Rubric Capital Management”) reported shared voting and dispositive power over 2,300,000 shares of common stock.  Steven A. Cohen, who controls each of Point72 Capital Advisors, Cubist Systematic Strategies and Rubric Capital Management, reported shared voting and dispositive power over 2,424,073 shares of common stock.  Point72 Asset Management, Point72 Capital Advisors, Cubist Systematic Strategies, Rubric Capital Management and Mr. Cohen (collectively the “Point72 Entities”) do not directly own any shares of common stock.  Point72 Asset Management maintains investment and voting power over shares of common stock held by certain investment funds it manages and Point72 Capital Advisors is the general partner of Point72 Asset Management.  Cubist Systematic Strategies and Rubric Capital Management maintain investment and voting power over shares of common stock held by certain investment funds they each manage.  The address of the principal office of Point72 Asset Management, Point72 Capital Advisors, Rubric Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.  The address of the principal office of Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.

(3)
Based solely on Amendment No. 1 to Schedule 13G filed with the SEC on February 5, 2015, reporting beneficial ownership as of December 31, 2014.  Franklin Resources, Inc. (“FRI”), and Charles B. Johnson and Rupert H. Johnson, Jr., as the principal stockholders of FRI, reported beneficial ownership by one or more open- or closed-end investment companies or other managed accounts that are direct and indirect subsidiaries of FRI of 2,403,348 shares of common stock, which included 632,548 shares of common stock issuable on conversion of debt securities computed under Rule 13d-3(d)(1)(i).  Franklin Advisers, Inc. (“FAI”), an investment management subsidiary of FRI, reported sole voting power over 2,220,131 shares of common stock and sole dispositive power over 2,265,831 shares of common stock.  Franklin Templeton Portfolio Advisors, Inc., an investment management subsidiary of FRI, reported sole voting and dispositive power over 114,137 shares of common stock.  Fiduciary Trust Company International, an investment management subsidiary of FRI, reported sole voting and dispositive power over 23,380 shares of common stock.  FRI, Messrs. Johnson, and each of the investment management subsidiaries of FRI disclaim any pecuniary interest in the shares of common stock.  The address of the principal office of each of FRI, Messrs. Johnson and FAI is One Franklin Parkway, San Mateo, CA 94403-1906.

(4)
Based solely on Amendment No. 2 to Schedule 13G filed with the SEC on February 11, 2015, reporting beneficial ownership as of December 31, 2014.  The Vanguard Group reported sole dispositive power over 2,200,567 shares of common stock, sole voting power over 52,365 shares of common stock and shared dispositive power over 49,165 shares of common stock.  The address of the principal office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5)
Based solely on Amendment No. 2 to Schedule 13G filed with the SEC on February 2, 2015, reporting beneficial ownership as of December 31, 2014.  BlackRock, Inc. reported sole dispositive power over 2,234,460 shares and sole voting power over 2,136,018 shares.  The address of the principal office of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.

(6)
Based solely on a Schedule 13G filed with the SEC on January 16, 2015, reporting beneficial ownership as of December 31, 2014.  Manning & Napier Advisors, LLC reported sole dispositive power over 2,172,890 shares of common stock and sole voting power over 1,557,720 shares of common stock.  The address of the principal office of Manning & Napier Advisors, LLC is 290 Woodcliff Drive, Fairport, NY 14450.

(7)
Based solely on information in a preliminary proxy statement filed with the SEC on May 8, 2015, reporting beneficial ownership as of May 8, 2015.  Marathon Partners L.P. (“Partners LP”) reported shared voting and dispositive power over 1,225,000 shares of common stock, which included 100,000 shares of common stock underlying call options exercisable within 60 days of May 8, 2015.  Marathon Focus Fund L.P. (“Focus Fund”) reported shared voting and dispositive power over 177,500 shares of common stock, which included 27,500 shares of common stock underlying call options exercisable within 60 days of May 8, 2015.  Marathon Partners 4x6 Fund, L.P. (“4x6 Fund”) reported shared voting and dispositive power over 627,500 shares of common stock, which included 27,500 shares of common stock underlying call options exercisable within 60 days of February 26, 2015.  As the general partner of each of Focus Fund and 4x6 Fund, Cibelli Research & Management, LLC (“Cibelli Research”) reported shared voting and dispositive power over 805,000 shares of common stock.  As the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP, Marathon Partners Equity Management, LLC (“Marathon Partners”) reported shared voting and dispositive power over 2,030,000 shares of common stock.  Mario D. Cibelli reported sole voting and dispositive power over 4,800 shares of common stock.  As a managing member of each of Cibelli Research and Marathon Partners, Mr. Cibelli reported shared voting and dispositive power over 2,030,000 shares of common stock, which included 155,000 shares of common stock underlying call options exercisable within 60 days of May 8, 2015.  The address of the principal office of each of Partners LP, Focus Fund, 4x6 Fund, Cibelli Research, Marathon Partners and Mr. Cibelli is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.

(8)
Consists of 7,845 shares of common stock over which Mr. Keller has sole voting and dispositive power, 25,182 shares subject to options that are exercisable within 60 days of April 24, 2015 and 6,424 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(9)	Consists of 5,100 shares of common stock over which Mr. Killeen has sole voting and dispositive power and 5,552 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(10)
Consists of 38,387 shares of common stock over which Mr. Marineau has sole voting and dispositive power, 33,300 shares subject to options that are exercisable within 60 days of April 24, 2015 and 7,671 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(11)	Consists of 1,356 shares of common stock over which Ms. Mather has sole voting and dispositive power and 3,018 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(12)
Consists of 63,384 shares of common stock over which Ms. Schoendorf has sole voting and dispositive power, 10,000 shares subject to options that are exercisable within 60 days of March 26, 2014 and 6,050 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(13)	Consists of 19,827 shares of common stock over which Mr. Swette has sole voting and dispositive power and 5,552 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(14)
Consists of (a) 15,499 shares of common stock held by Mr. White, (b) 26,180 shares of our common stock held by James N. White and Patricia A. O’Brien as co-trustees of The White Revocable Trust U/A/D 4/3/97, (c) 1,684 shares of common stock held by SHV Profit Sharing Plan for the benefit of Mr. White, and (d) 5,552 RSUs that are eligible for vesting within 60 days of April 24, 2015.  Mr. White has sole voting and investment power with respect to the shares of common stock held by SHV Profit Sharing Plan for the benefit of James N. White and shares voting and investment power with respect to the shares held by The White Revocable Trust.  Mr. White disclaims beneficial ownership of the shares of common stock held by The White Revocable Trust except to the extent of his individual pecuniary interest therein.  The address of Mr. White is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304-1005.

(15)	Consists of 1,356 shares of common stock over which Mr. Zeisser has sole voting and dispositive power and 3,018 RSUs that are eligible for vesting within 60 days of April 24, 2015.

(16)	Consists of 76,776 shares of common stock over which Mr. Housenbold has sole voting and dispositive power.

(17)	Consists of 19,981 shares of common stock over which Mr. Regan has sole voting and dispositive power.

(18)	Mr. Menon joined Shutterfly on November 3, 2014.

(19)	Mr. Srivastava resigned effective February 20, 2015.

(20)
For the executive officers, this group consists of Messrs. Housenbold, Regan, Black, Boris, McCormick and Menon, and includes 28,500 shares subject to RSUs that are eligible for vesting within 60 days of April 24, 2015.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give Marathon Partners your proxy FOR the election of the Nominees by taking three steps:

●	SIGNING the enclosed BLUE proxy card,

●	DATING the enclosed BLUE proxy card, and

●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (877) 285-5990 E-mail: info@okapipartners.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 18, 2015

SHUTTERFLY, INC.

2015 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF MARATHON PARTNERS L.P.

THE BOARD OF DIRECTORS OF SHUTTERFLY, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Mario D. Cibelli and [______], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Shutterfly, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2015 Annual Meeting of Stockholders of the Company scheduled to be held at Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, California 94065 on June 12, 2015 at 11:00 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Marathon Partners L.P. (“Marathon Partners”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Marathon Partners’ solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

MARATHON PARTNERS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1, AGAINST THE AMENDMENT TO THE COMPANY’S 2006 EQUITY INCENTIVE PLAN IN PROPOSAL 2, AND AGAINST THE COMPANY’S EXECUTIVE COMPENSATION LISTED BELOW IN PROPOSAL 3.  MARATHON PARTNERS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4.

1.           Marathon Partners’ proposal to elect Mario D. Cibelli, Marwan Fawaz and Thomas D. Hughes as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Mario D. Cibelli Marwan Fawaz Thomas D. Hughes	[ ]	[ ]	[ ] _____________ _____________ _____________

MARATHON PARTNERS INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MESSRS. CIBELLI, FAWAZ AND HUGHES.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

_______________________________________________________________

BLUE PROXY CARD

2.	Company’s proposal to approve the amendment of Shutterfly’s 2006 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to approve, on an advisory basis, the compensation of Shutterfly’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.